UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2019

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of First Quarter 2019 Consolidated Results
2.	First Quarter 2019 Consolidated Earnings Results Presentation

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation.

All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), Porvenir and Corficolombiana, are subject to inspection and supervision as financial institutions by the Superintendency of Finance. Grupo Aval is now also subject to the inspection and supervision of the Superintendency of Finance as a result of Law 1870 of 2017, also known as Law of Financial Conglomerates, which came in effect on February 6, 2019. Grupo Aval, as the holding company of its financial conglomerate is responsible for the compliance with capital adequacy requirements, corporate governance standards, risk management and internal control and criteria for identifying, managing and revealing conflicts of interest, applicable to its financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Grupo Aval has adopted IFRS 16 retrospectively from January 1, 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening Condensed Consolidated Statement of Financial Position on January 1, 2019. Consequently, quarterly results for 2019 are not fully comparable to previous periods.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, Grupo Aval, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies. Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Bogotá, May 20th, 2019. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income for 1Q2019 of Ps 762.9 billion or $34.2 pesos per share, growing by 28% versus 1Q2018 results. ROAE was 17.4% and ROAA was 2.1% for the quarter.

Key results of the quarter:

•	An increase in net interest income (including net trading income from investment securities) of 8.8% between 1Q2019 and 1Q2018

•	An increase in Net Interest Margin (5.7% for 1Q2019 vs 5.6% for 4Q2018 and 1Q2018)

•	An improvement in Cost of Risk (to 2.0% from 2.2% in 1Q2019 and 3.1% in 4Q2018), supported in improving consumer loan vintages

•	An increase in net fee income of 9.5% versus 1Q2018 thanks to a strong performance in banking fees, sustained income from our pension fund business and a decline in fee expense

•	Continued strong performance from our Non-Financial sector investments (“Net income from sales of goods and services” under IFRS) which, at Ps 575 billion for the quarter, represented 2.8x the comparative result in 1Q2018. During 4Q2018 this number reflected a one-time contribution to P&L as a result of the beginning of a toll road; in contrast, during 1Q2019 construction slowed down due to poor weather conditions among other

•	Total other expenses continue to show Grupo Aval´s focus on cost improvements, growing 4.7% versus 1Q2018

•	Total Assets grew by 11.2% and Gross Loans by 7.3% when compared to 1Q2018

•	The Deposit to Loan ratio (at 0.99x), the liquidity position (at 16.5%), and the Tangible Equity Ratio (8.3%) as of March 31, 2019 complement the strength of Grupo Aval’s balance sheet

Gross loans excludes interbank and overnight funds. Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles. PDLs 90+ defined as loans more than 90 days past due. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income (excluding others). Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

NS refers to non-significant figures.

2

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Information in Ps. Billions
Consolidated Statement of Financial Position	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Cash and cash equivalents	21,687.7	28,401.3	26,918.5	-5.2%	24.1%
Trading assets	5,768.9	7,204.3	6,936.9	-3.7%	20.2%
Investment securities	22,333.5	23,030.2	24,758.9	7.5%	10.9%
Hedging derivatives assets	182.4	30.1	25.3	-16.0%	-86.1%
Total loans and receivables, net	156,099.6	168,685.7	164,738.1	-2.3%	5.5%
Tangible assets	6,449.4	6,588.5	8,699.8	32.0%	34.9%
Goodwill	6,581.3	7,318.6	7,200.8	-1.6%	9.4%
Concession arrangement rights	3,221.3	5,514.5	5,874.3	6.5%	82.4%
Other assets	9,955.0	12,902.1	13,110.3	1.6%	31.7%
Total assets	232,279.0	259,675.2	258,263.0	-0.5%	11.2%
Trading liabilities	754.8	811.3	522.5	-35.6%	-30.8%
Hedging derivatives liabilities	33.8	195.5	85.1	-56.5%	151.6%
Customer deposits	151,771.6	164,359.5	163,255.1	-0.7%	7.6%
Interbank borrowings and overnight funds	6,971.1	6,814.1	7,298.0	7.1%	4.7%
Borrowings from banks and others	16,279.8	20,610.8	21,347.8	3.6%	31.1%
Bonds issued	18,546.8	20,140.3	19,979.8	-0.8%	7.7%
Borrowings from development entities	2,995.8	3,646.8	3,409.3	-6.5%	13.8%
Other liabilities	10,817.6	13,542.5	13,326.9	-1.6%	23.2%
Total liabilities	208,171.3	230,120.8	229,224.5	-0.4%	10.1%
Equity attributable to owners of the parent	14,944.9	17,789.7	17,334.9	-2.6%	16.0%
Non-controlling interest	9,162.9	11,764.6	11,703.6	-0.5%	27.7%
Total equity	24,107.7	29,554.3	29,038.5	-1.7%	20.5%
Total liabilities and equity	232,279.0	259,675.2	258,263.0	-0.5%	11.2%

Consolidated Statement of Income	1Q18	4Q18	1Q19
Interest income	4,524.3	4,691.6	4,669.2	-0.5%	3.2%
Interest expense	1,860.9	1,934.7	1,939.7	0.3%	4.2%
Net interest income	2,663.4	2,757.0	2,729.5	-1.0%	2.5%
Loans and other accounts receivable	919.4	1,359.7	933.2	-31.4%	1.5%
Other financial assets	(50.6)	22.3	(22.9)	N.A	-54.8%
Recovery of charged-off financial assets	(66.1)	(81.7)	(77.2)	-5.5%	16.7%
Net impairment loss on financial assets	802.6	1,300.4	833.1	-35.9%	3.8%
Net interest income, after impairment losses	1,860.8	1,456.6	1,896.4	30.2%	1.9%
Net income from commissions and fees	1,150.3	1,296.6	1,259.0	-2.9%	9.5%
Net income from sales of goods and services	205.8	1,206.8	574.5	-52.4%	179.1%
Net trading income	(90.3)	318.9	108.2	-66.1%	N.A
Net income from other financial instruments mandatory at FVTPL	52.0	28.6	53.7	87.8%	3.2%
Total other income	425.8	500.8	385.9	-22.9%	-9.4%
Total other expenses	2,182.9	2,693.6	2,286.5	-15.1%	4.7%
Net income before income tax expense	1,421.5	2,114.7	1,991.2	-5.8%	40.1%
Income tax expense	470.1	473.9	634.6	33.9%	35.0%
Net income for the period	951.3	1,640.8	1,356.6	-17.3%	42.6%
Non-controlling interest	353.6	790.1	593.8	-24.8%	67.9%
Net income attributable to owners of the parent	597.7	850.7	762.9	-10.3%	27.6%

Key ratios	1Q18	4Q18	1Q19
Net Interest Margin(1)	5.7%	5.7%	5.5%
Net Interest Margin (including net trading income)(1)	5.6%	5.6%	5.7%
Efficiency ratio(2)	49.5%	44.1%	44.7%
ROAA(3)	1.6%	2.6%	2.1%
ROAE(4)	15.3%	19.6%	17.4%

90 days PDL / Total loans and leases (5)	2.9%	3.1%	3.1%
Provision expense / Average loans and leases (6)	2.2%	3.1%	2.0%
Allowance / 90 days PDL (5)	1.55	1.58	1.59
Allowance / Total loans and leases	4.4%	4.8%	4.8%
Charge-offs / Average loans and leases (6)	1.8%	2.2%	2.4%

Total loans and leases, net / Total assets	67.2%	65.0%	63.8%
Deposits / Total loans and leases, net	97.2%	97.4%	99.1%
Equity / Assets	10.4%	11.4%	11.2%
Tangible equity ratio (7)	7.4%	8.4%	8.3%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,160.0	925.0	1,220.0
Preferred share price (EoP)	1,165.0	999.0	1,235.0
BV/ EoP shares in Ps.	670.7	798.4	778.0
EPS	26.8	38.2	34.2

P/E (8)	10.9	6.5	9.0
P/BV (8)	1.7	1.3	1.6

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) Total loans excluding interbank and overnight funds and 30 days past due include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

3

Statement of Financial Position Analysis

1. Assets

Total assets as of March 31st, 2019 totaled Ps 258,263.0 billion showing an increase of 11.2% versus March 31st, 2018, and a decrease of 0.5% versus December 31st, 2018. Growth in assets was mainly driven by a 5.5% year over year growth in total loans and receivables, net to Ps 164,738.1 billion. When excluding FX movement in our Central American operation (“excluding FX”), asset growth would have been 6.9% versus March 31st, 2018 and 0.2% versus December 31st, 2018; for total loans and receivables, net growth would have been 1.4% versus March 31st, 2018 and -1.6% versus December 31st, 2018.

1.1 Loans and receivables

Total gross loans and receivables (excluding interbank and overnight funds) increased by 7.3% between March 31st, 2018 and March 31st, 2019 to Ps 168,446.4 billion (3.2% excluding FX) mainly driven by (i) a 17.7% increase in Mortgage and housing leases to Ps 18,620.9 billion (9.0% excluding FX), (ii) a 11.9% increase in Consumer loans and leases to Ps 55,607.6 billion (7.0% excluding FX), and (iii) a 2.9% increase in Commercial loans and leases to Ps 93,805.1 billion (0.1% excluding FX).

Interbank & overnight funds decreased by 25.7% to Ps 4,460.7 billion (-30.5% excluding FX) during the last twelve months.

Allowance for impairment of loans and receivables was Ps 8,169.0 billion as of March 31st, 2019 taking net loans and receivables to Ps 164,738.1 billion.

Total loans and receivables, net	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Loans and receivables
Commercial loans and leases	91,124.8	94,773.8	93,805.1	-1.0%	2.9%
Consumer loans and leases	49,675.0	55,455.1	55,607.6	0.3%	11.9%
Mortgages and housing leases	15,824.7	18,592.1	18,620.9	0.2%	17.7%
Microcredit loans and leases	413.2	425.7	412.8	-3.0%	-0.1%
Loans and receivables	157,037.7	169,246.7	168,446.4	-0.5%	7.3%
Interbank & overnight funds	6,000.5	7,635.2	4,460.7	-41.6%	-25.7%
Total loans and leases	163,038.2	176,881.8	172,907.1	-2.2%	6.1%
Loss allowance	(6,938.6)	(8,196.2)	(8,169.0)	-0.3%	17.7%
Allowance for impairment of commercial loans	(3,401.7)	(4,357.9)	(4,284.9)	-1.7%	26.0%
Allowance for impairment of consumer loans	(3,228.1)	(3,448.9)	(3,480.9)	0.9%	7.8%
Allowance for impairment of mortgages	(221.6)	(301.3)	(318.7)	5.8%	43.8%
Allowance for impairment of microcredit loans	(87.2)	(88.2)	(84.6)	-4.1%	-3.0%
Total loans and receivables, net	156,099.6	168,685.7	164,738.1	-2.3%	5.5%

4

The following table shows the gross loan compostion per product of each of our loan categories.

Gross loans	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
General purpose	62,601.3	65,777.7	65,053.4	-1.1%	3.9%
Working capital	15,155.2	15,192.8	15,035.8	-1.0%	-0.8%
Financial leases	9,677.3	9,859.0	9,806.8	-0.5%	1.3%
Funded by development banks	2,730.3	3,222.7	3,053.9	-5.2%	11.9%
Overdrafts	525.6	396.4	496.0	25.1%	-5.6%
Credit cards	435.2	325.1	359.1	10.4%	-17.5%
Commercial loans and leases	91,124.8	94,773.8	93,805.1	-1.0%	2.9%
Personal loans	30,849.1	33,937.4	34,563.4	1.8%	12.0%
Credit cards	12,868.6	15,225.8	14,933.8	-1.9%	16.0%
Automobile and vehicle	5,651.0	5,951.8	5,767.8	-3.1%	2.1%
Financial leases	214.9	254.5	247.1	-2.9%	15.0%
Overdrafts	91.2	85.6	95.6	11.7%	4.7%
Other	0.0	0.0	0.0	-16.7%	-42.3%
Consumer loans and leases	49,675.0	55,455.1	55,607.6	0.3%	11.9%
Mortgages	14,736.0	17,279.4	17,259.7	-0.1%	17.1%
Housing leases	1,088.6	1,312.7	1,361.1	3.7%	25.0%
Mortgages and housing leases	15,824.7	18,592.1	18,620.9	0.2%	17.7%
Microcredit loans and leases	413.2	425.7	412.8	-3.0%	-0.1%
Loans and receivables	157,037.6	169,246.7	168,446.4	-0.5%	7.3%
Interbank & overnight funds	6,000.5	7,635.2	4,460.7	-41.6%	-25.7%
Total loans and leases	163,038.1	176,881.8	172,907.1	-2.2%	6.1%

Over the last twelve months, personal loans, mortgages and credit cards have driven our loan portfolio growth in accordance with our banks’ strategy. Grupo Aval continues to engage in a strategy of marginal but profitable growth in the Colombian commercial loan book, which combined with a focus on retail banking, lead to increases in market share in products such as payrolls, credit cards and mortgages.

In Colombia, loans and receivables increased by 3.3% during the last twelve months and 0.8% during the quarter. As for Central America, loans and receivables grew by 17.7% between March 31st, 2018 and March 31st, 2019 and decreased 3.3% in the last quarter; when excluding FX, growth would have been 3.1% and -1.1%, respectively.

Commercial loans grew by 2.9% between March 31st, 2018 and March 31st, 2019 and decreased 1.0% during the quarter. In Colombia, commercial loans decreased by 1.2% between March 31st, 2018 and March 31st, 2019 and remained stable during the quarter. As for Central America, commercial loans grew by 19.5% between March 31st, 2018 and March 31st, 2019 and decreased 4.1% in the quarter; when excluding FX, growth in Central America would have been 4.7% and -1.9%, respectively.

Consumer loans growth over the last year and quarter was mainly driven by personal loans and credit cards. In Colombia, personal loans grew by 12.1% during the last twelve months and 3.0% between March 31st, 2019 and December 31st, 2018, mainly in payroll lending. Growth of our Central American operations, excluding FX, was driven by credit cards, which grew 5.7% during the last twelve months and -1.0% in the quarter.

5

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco AV Villas showed the highest growth rate within our banking operation in Colombia, driven by a strong performance in payroll loans which grew approximately 29% as compared to March 31st, 2018.

Gross loans / Bank ($)	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Banco de Bogotá	100,093.0	109,543.5	108,401.7	-1.0%	8.3%
Domestic	56,722.5	56,733.7	57,359.1	1.1%	1.1%
Central America	43,370.5	52,809.8	51,042.6	-3.3%	17.7%
Banco de Occidente	26,787.3	27,964.3	28,774.5	2.9%	7.4%
Banco Popular	18,310.9	19,040.1	19,272.2	1.2%	5.3%
Banco AV Villas	10,166.5	11,516.9	11,645.7	1.1%	14.5%
Corficolombiana	2,407.9	2,385.3	1,677.2	-29.7%	-30.3%
Eliminations	(727.9)	(1,203.5)	(1,324.9)	10.1%	82.0%
Loans and receivables	157,037.7	169,246.7	168,446.4	-0.5%	7.3%
Interbank & overnight funds	6,000.5	7,635.2	4,460.7	-41.6%	-25.7%
Total loans and receivables portfolio	163,038.2	176,881.8	172,907.1	-2.2%	6.1%

Gross loans / Bank (%)	1Q18	4Q18	1Q19

Banco de Bogotá	63.7%	64.7%	64.4%
Domestic	36.1%	33.5%	34.1%
Central America	27.6%	31.2%	30.3%
Banco de Occidente	17.1%	16.5%	17.1%
Banco Popular	11.7%	11.2%	11.4%
Banco AV Villas	6.5%	6.8%	6.9%
Corficolombiana	1.5%	1.4%	1.0%
Eliminations	-0.5%	-0.7%	-0.8%
Loans and receivables	100%	100%	100%

Of the total loans and receivables, 69.2% are domestic and 30.8% are foreign. In terms of gross loans (excluding interbank and overnight funds), 69.7% are domestic and 30.3% are foreign (reflecting the Central American operations). Total foreign gross loans grew 17.7% during the past twelve months and -3.3% in the quarter (excluding interbank and overnight funds). Excluding FX, yearly and quarterly growth (excluding interbank and overnight funds) for our Central American operations would have been 3.1% and -1.1%, respectively.

Gross loans	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Domestic
Commercial loans and leases	72,922.9	72,084.2	72,052.0	0.0%	-1.2%
Consumer loans and leases	33,375.5	35,941.5	36,729.8	2.2%	10.1%
Mortgages and housing leases	6,955.5	7,985.4	8,209.2	2.8%	18.0%
Microcredit loans and leases	413.2	425.7	412.8	-3.0%	-0.1%
Interbank & overnight funds	3,062.8	5,572.9	2,255.9	-59.5%	-26.3%
Total domestic loans	116,730.0	122,009.7	119,659.7	-1.9%	2.5%
Foreign
Commercial loans and leases	18,201.9	22,689.5	21,753.1	-4.1%	19.5%
Consumer loans and leases	16,299.5	19,513.5	18,877.8	-3.3%	15.8%
Mortgages and housing leases	8,869.2	10,606.8	10,411.7	-1.8%	17.4%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	2,937.7	2,062.3	2,204.8	6.9%	-24.9%
Total foreign loans	46,308.2	54,872.1	53,247.5	-3.0%	15.0%
Total loans and leases	163,038.2	176,881.8	172,907.1	-2.2%	6.1%

6

The quality of our loan portfolio slightly deteriorated during the quarter mainly driven by (i) seasonality; (ii) the slow growth of Colombia’s corporate loan book; and (ii) deterioration in Central America mainly in Nicaragua.

Our 30 days PDL to total loans closed 1Q19 in 4.4%, compared to 4.3% in 4Q18 and 1Q18. The ratio of 90 days PDL to total loans was 3.1% for 1Q19 and 4Q18, compared to 2.9% in 1Q18. Finally, the ratio of CDE Loans to total loans was 7.0% in 1Q19, 7.1% in 4Q18 and 6.6% in 1Q18.

Commercial loans’ 30 days PDL ratio was 4.0% for 1Q19, 3.9% for 4Q18 and 3.6% for 1Q18; 90 days PDL ratio was 3.4%, 3.4% and 3.0%, respectively. Consumer loans’ 30 days PDL ratio was 4.9% for 1Q19, 4.8% for 4Q18 and 5.4% for 1Q18; 90 days PDL ratio was 2.6%, 2.7% and 2.8%, respectively. Mortgages’ 30 days PDL ratio was 4.6% for 1Q19 and 4.1% for 4Q18 and 1Q18; 90 days PDL ratio was 2.4%, 2.2% and 2.1%, respectively.

Total loans and leases	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
''A'' normal risk	141,800.8	152,227.9	151,790.4	-0.3%	7.0%
''B'' acceptable risk	4,874.0	5,029.6	4,800.9	-4.5%	-1.5%
''C'' appreciable risk	5,130.0	5,528.6	5,439.6	-1.6%	6.0%
''D'' significant risk	3,631.1	3,519.5	3,555.4	1.0%	-2.1%
''E'' unrecoverable	1,601.7	2,941.1	2,860.1	-2.8%	78.6%
Loans and receivables	157,037.7	169,246.7	168,446.4	-0.5%	7.3%
Interbank and overnight funds	6,000.5	7,635.2	4,460.7	-41.6%	-25.7%
Total loans and leases	163,038.2	176,881.8	172,907.1	-2.2%	6.1%

CDE loans / Total loans (*)	6.6%	7.1%	7.0%

Past due loans	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Performing	87,851.0	91,094.8	90,017.0	-1.2%	2.5%
Between 31 and 90 days past due	570.9	438.7	594.0	35.4%	4.0%
+90 days past due	2,703.0	3,240.3	3,194.1	-1.4%	18.2%
Commercial loans and leases	91,124.8	94,773.8	93,805.1	-1.0%	2.9%
Performing	46,986.7	52,776.6	52,889.8	0.2%	12.6%
Between 31 and 90 days past due	1,285.1	1,200.8	1,272.6	6.0%	-1.0%
+90 days past due	1,403.2	1,477.7	1,445.3	-2.2%	3.0%
Consumer loans and leases	49,675.0	55,455.1	55,607.6	0.3%	11.9%
Performing	15,175.8	17,824.8	17,768.0	-0.3%	17.1%
Between 31 and 90 days past due	309.6	349.2	398.6	14.1%	28.8%
+90 days past due	339.3	418.1	454.2	8.6%	33.9%
Mortgages and housing leases	15,824.7	18,592.1	18,620.9	0.2%	17.7%
Performing	349.4	355.4	346.1	-2.6%	-1.0%
Between 31 and 90 days past due	18.2	18.0	17.6	-2.0%	-3.3%
+90 days past due	45.5	52.4	49.1	-6.3%	7.8%
Microcredit loans and leases	413.2	425.7	412.8	-3.0%	-0.1%
Loans and receivables	157,037.7	169,246.7	168,446.4	-0.5%	7.3%
Interbank & overnight funds	6,000.5	7,635.2	4,460.7	-41.6%	-25.7%
Allowance for impairment of commercial loans	163,038.2	176,881.8	172,907.1	-2.2%	6.1%

30 Days PDL / Total loans (*)	4.3%	4.3%	4.4%
90 Days PDL / Total loans (*)	2.9%	3.1%	3.1%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

7

Grupo Aval’s coverage over its 90 days PDL increased from 1.5x for 1Q18 to 1.6x for 1Q19. Allowance to CDE Loans was 0.7x for 1Q19, 4Q18 and 1Q18, and allowance to 30 days PDL was 1.1x for 1Q19 and 4Q18 and 1.0x for 1Q18. Impairment loss, net of recoveries of charged off assets to average total loans was 2.0% in 1Q19, 3.1% in 4Q18 and 2.2% in 1Q18. Charge-offs to average total loans was 2.4% in 1Q19, 2.2% in 4Q18 and 1.8% in 1Q18.

Total loans and leases	1Q18	4Q18	1Q19

Allowance for impairment / CDE loans	0.7	0.7	0.7
Allowance for impairment / 30 Days PDL	1.0	1.1	1.1
Allowance for impairment / 90 Days PDL	1.5	1.6	1.6
Allowance for impairment / Total loans (*)	4.4%	4.8%	4.8%

Impairment loss / CDE loans	0.4	0.5	0.3
Impairment loss / 30 Days PDL	0.6	0.8	0.5
Impairment loss / 90 Days PDL	0.8	1.0	0.7
Impairment loss / Average total loans (*)	2.3%	3.3%	2.2%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	2.2%	3.1%	2.0%

Charge-offs / Average total loans (*)	1.8%	2.2%	2.4%

(*) Total loans excluding interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

1.2 Investment securities and trading assets

Total investment securities and trading assets increased 12.8% to Ps 31,695.8 billion between March 31st, 2018 and March 31st, 2019, and 4.8% versus December 31st, 2018. Ps 26,754.0 billion of our total portfolio is invested in debt securities, which increased by 11.5% between March 31st, 2018 and March 31st, 2019 and by 4.1% since December 31st, 2018. Ps 4,514.8 billion of our total investment securities is invested in equity securities, which increased by 35.6% between March 31st, 2018 and March 31st, 2019 and by 20.0% versus December 31st, 2018.

Investment and trading assets	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Debt securities	2,574.3	3,763.0	3,243.6	-13.8%	26.0%
Equity securities	2,407.5	2,672.6	3,266.3	22.2%	35.7%
Derivative assets	787.1	768.7	427.0	-44.4%	-45.7%
Trading assets	5,768.9	7,204.3	6,936.9	-3.7%	20.2%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	31.3	27.7	-11.2%	N.A
Debt securities at FVOCI	18,584.6	18,935.8	20,476.1	8.1%	10.2%
Equity securities at FVOCI	922.5	1,090.6	1,248.4	14.5%	35.3%
Investments in securities at FVOCI	19,507.1	20,026.4	21,724.5	8.5%	11.4%
Investments in debt securities at AC	2,826.4	2,972.5	3,006.6	1.1%	6.4%
Loss impairment	-	-	-	N.A	N.A
Investment and trading assets	28,102.4	30,234.5	31,695.8	4.8%	12.8%

8

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 6.2% for 1Q19, 4.1% for 4Q18 and 3.8% in 1Q18.

1.3 Cash and Cash Equivalents

As of March 31st, 2019 cash and cash equivalents had a balance of Ps 26,918.5 billion showing increases of 24.1% versus March 31st, 2018 and a decrease of 5.2% versus December 31st, 2018 (17.2% and -4.3% excluding FX).

The ratio of cash and cash equivalents to customer deposits was 16.5% in March 31st, 2019, 17.3% in December 31st, 2018, and 14.3% in March 31st, 2018.

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of March 31st, 2019 reached Ps 14,109.9 billion, increasing by 32.4% versus March 31st, 2018 and 1.8% versus December 31st, 2018.

Goodwill as of March 31st, 2019 was Ps 7,200.8 billion, increasing by 9.4% versus March 31st, 2018 and decreasing 1.6% versus December 31st, 2018, explained by fluctuations in the exchange rate.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of March 31st, 2019 reached Ps 6,909.1 billion and grew by 69.7% versus March 31st, 2018 and 5.5% versus December 31st, 2018. The increase versus 1Q18 was mainly driven by the impact of the adoption of IFRS 15 in our Fourth Generation Concessions in 3Q18.

2. Liabilities

As of March 31st, 2019 funding represented 93.9% of total liabilities and other liabilities represented 6.1%.

2.1 Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 215,290.0 billion as of March 31st, 2019 showing an increase of 9.5% versus March 31st, 2018 and a decrease of 0.1% versus December 31st, 2018 (5.4% and 0.6% increase excluding FX). Total customer deposits represented 75.8% of total funding as of the end of 1Q19, 76.2% for 4Q18 and 77.2% for 1Q18.

Average cost of funds was 3.6% in 1Q19, 3.7% in 4Q18, and 3.8% in 1Q18. Our average cost of funds reflects stability in line with a now stable interest rate scenario.

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2.1.1 Customer deposits

Customer deposits	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Checking accounts	14,223.7	17,325.2	15,811.1	-8.7%	11.2%
Other deposits	530.5	582.1	512.3	-12.0%	-3.4%
Non-interest bearing	14,754.2	17,907.3	16,323.4	-8.8%	10.6%
Checking accounts	20,283.6	22,377.7	21,932.2	-2.0%	8.1%
Time deposits	60,806.1	66,853.0	68,362.5	2.3%	12.4%
Savings deposits	55,927.8	57,221.4	56,637.0	-1.0%	1.3%
Interest bearing	137,017.5	146,452.1	146,931.7	0.3%	7.2%
Customer deposits	151,771.6	164,359.5	163,255.1	-0.7%	7.6%

Of our total customer deposits as of March 31st, 2019 checking accounts represented 23.1%, time deposits 41.9%, savings accounts 34.7%, and other deposits 0.3%.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco AV Villas showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Banco de Bogotá	97,258.2	108,404.5	106,409.5	-1.8%	9.4%
Domestic	54,586.4	57,747.6	56,819.1	-1.6%	4.1%
Central America	42,671.7	50,656.9	49,590.4	-2.1%	16.2%
Banco de Occidente	25,935.0	25,592.2	26,511.5	3.6%	2.2%
Banco Popular	16,562.9	17,571.4	17,867.4	1.7%	7.9%
Banco AV Villas	10,033.7	11,425.4	11,259.6	-1.5%	12.2%
Corficolombiana	4,295.6	3,805.0	3,617.1	-4.9%	-15.8%
Eliminations	(2,313.7)	(2,439.1)	(2,409.9)	-1.2%	4.2%
Total Grupo Aval	151,771.6	164,359.5	163,255.1	-0.7%	7.6%

Deposits / Bank (%)	1Q18	4Q18	1Q19
Banco de Bogotá	64.1%	66.0%	65.2%
Domestic	36.0%	35.1%	34.8%
Central America	28.1%	30.8%	30.4%
Banco de Occidente	17.1%	15.6%	16.2%
Banco Popular	10.9%	10.7%	10.9%
Banco AV Villas	6.6%	7.0%	6.9%
Corficolombiana	2.8%	2.3%	2.2%
Eliminations	-1.5%	-1.5%	-1.5%
Total Grupo Aval	100.0%	100.0%	100.0%

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2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of March 31st, 2019 borrowings from banks and other totaled Ps 24,757.1 billion, showing increases of 28.4% versus March 31st, 2018 and of 2.1% versus December 31st, 2018. Excluding FX, borrowings from banks and other increased 20.2% versus March 31st, 2018 and 3.1% versus December 31st, 2018.

2.1.3 Bonds issued

Total bonds issued as of March 31st, 2019 totaled Ps 19,979.8 billion showing an increase of 7.7% versus March 31st, 2018 and a decrease of 0.8% versus December 31st, 2018. Excluding FX, bonds increased 6.9% versus March 31st, 2018 and decreased 0.7% versus December 31st, 2018.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). As of March 31st, 2019 non-controlling interest was Ps 11,703.6 billion which increased by 27.7% versus March 31st, 2018 and decreased 0.5% versus December 31st, 2018, the increase versus 1Q18 was mainly driven by the resulting dilution from Corficolombiana’s capitalization process in August 2018. Total non-controlling interest represents 40.3% of total equity as of March 31st, 2019. Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Banco de Bogotá	68.7%	68.7%	68.7%	-	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
BAC Credomatic (1)	68.7%	68.7%	68.7%	-	-
Porvenir (2)	75.7%	75.7%	75.7%	-	(3)
Corficolombiana (3)	44.8%	38.2%	38.2%	-	(654)

(1) BAC Credomatic is fully owned by Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval decreased its ownership in Corficolombiana as it did not exercise its right to subscribe shares in the equity issuance done in 2018. Rights of subscription were transferred to all Grupo Aval shareholders.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31st, 2019 was Ps 17,334.9 billion, showing an increase of 16.0% versus March 31st, 2018 and a decrease of 2.6% versus December 31st, 2018. The decrease when compared to 4Q18 is manly due to dividends declared in 1Q19.

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Income Statement Analysis

Our net income attributable to the owners of the parent company for 1Q19 of Ps 762.9 billion showed a 27.6% increase versus 1Q18 and a decrease of 10.3% versus 4Q18.

Consolidated Statement of Income	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Interest income	4,524.3	4,691.6	4,669.2	-0.5%	3.2%
Interest expense	1,860.9	1,934.7	1,939.7	0.3%	4.2%
Net interest income	2,663.4	2,757.0	2,729.5	-1.0%	2.5%
Loans and other accounts receivable	919.4	1,359.7	933.2	-31.4%	1.5%
Other financial assets	(50.6)	22.3	(22.9)	N.A	-54.8%
Recovery of charged-off financial assets	(66.1)	(81.7)	(77.2)	-5.5%	16.7%
Net impairment loss on financial assets	802.6	1,300.4	833.1	-35.9%	3.8%
Net income from commissions and fees	1,150.3	1,296.6	1,259.0	-2.9%	9.5%
Net income from sales of goods and services	205.8	1,206.8	574.5	-52.4%	179.1%
Net trading income	(90.3)	318.9	108.2	-66.1%	N.A
Net income from other financial instruments mandatory at FVTPL	52.0	28.6	53.7	87.8%	3.2%
Total other income	425.8	500.8	385.9	-22.9%	-9.4%
Total other expenses	2,182.9	2,693.6	2,286.5	-15.1%	4.7%
Net income before income tax expense	1,421.5	2,114.7	1,991.2	-5.8%	40.1%
Income tax expense	470.1	473.9	634.6	33.9%	35.0%
Net income for the period	951.3	1,640.8	1,356.6	-17.3%	42.6%
Non-controlling interest	353.6	790.1	593.8	-24.8%	67.9%
Net income attributable to owners of the parent	597.7	850.7	762.9	-10.3%	27.6%

1. Net Interest Income

Net interest income	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Interest income
Commercial	1,824.7	1,775.9	1,693.4	-4.6%	-7.2%
Interbank and overnight funds	91.5	86.7	113.3	30.7%	23.8%
Consumer	2,005.7	2,166.2	2,170.7	0.2%	8.2%
Mortgages and housing leases	339.9	387.0	393.7	1.7%	15.8%
Microcredit	27.7	25.6	27.7	8.4%	0.1%
Loan portfolio	4,289.4	4,441.3	4,398.9	-1.0%	2.6%
Interests on investments in debt securities	234.9	250.3	270.3	8.0%	15.1%
Total interest income	4,524.3	4,691.6	4,669.2	-0.5%	3.2%
Interest expense
Checking accounts	80.6	96.7	103.2	6.7%	28.1%
Time deposits	817.0	842.0	838.9	-0.4%	2.7%
Savings deposits	402.3	361.7	362.5	0.2%	-9.9%
Total interest expenses on deposits	1,299.9	1,300.4	1,304.7	0.3%	0.4%
Interbank borrowings and overnight funds	55.7	88.8	77.6	-12.6%	39.5%
Borrowings from banks and others	178.2	214.2	234.5	9.5%	31.6%
Bonds issued	290.4	294.9	287.5	-2.5%	-1.0%
Borrowings from development entities	36.8	36.3	35.4	-2.7%	-3.9%
Total interest expenses on financial obligations	561.0	634.2	635.0	0.1%	13.2%
Total interest expense	1,860.9	1,934.7	1,939.7	0.3%	4.2%
Net interest income	2,663.4	2,757.0	2,729.5	-1.0%	2.5%

12

Our net interest income increased by 2.5% to Ps 2,729.5 billion for 1Q19 versus 1Q18 and decreased 1.0% versus 4Q18. The increase versus 1Q18 was derived from a 3.2% increase in total interest income that was partially offset by a 4.2% increase in total interest expense.

Our Net Interest Margin(1) was 5.7% for 1Q19 and 5.6% in 4Q18 and 1Q18. Net Interest Margin on Loans was 6.4% for 1Q19, 6.6% in 4Q18, and 6.7% in 1Q18. On the other hand, our Net Investments Margin was 2.6% in 1Q19 versus 0.5% in 4Q18 and 0.3% in 1Q18.

In our Colombian operations, our Net Interest Margin was 5.4% for 1Q19, 5.2% for 4Q18, and 5.4% for 1Q18. Net Interest Margin on Loans was 6.1% for 1Q19, 6.2% in 4Q18 and 6.5% in 1Q18. On the other hand, our Net Investments Margin was 2.6% in 1Q19 versus 0.4% in 4Q18 and 0.3% in 1Q18.

In our Central American operations, our Net Interest Margin was 6.4% for 1Q19, 6.7% in 4Q18 and 6.1% in 1Q18. Net Interest Margin on Loans was 7.0% for 1Q19, 7.6% in 4Q18 and 7.2% in 1Q18. On the other hand, our Net Investments Margin was 2.8% in 1Q19 versus 0.7% in 4Q18 and 0.0% in 1Q18.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 3.8% to Ps 833.1 billion for 1Q19 versus 1Q18 and decreased 35.9% versus 4Q18.

Net impairment loss on financial assets	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Loans and other accounts receivable	919.4	1,359.7	933.2	-31.4%	1.5%
Other financial assets	(50.6)	22.3	(22.9)	N.A	-54.8%
Recovery of charged-off financial assets	(66.1)	(81.7)	(77.2)	-5.5%	16.7%
Net impairment loss on financial assets	802.6	1,300.4	833.1	-35.9%	3.8%

Our annualized gross cost of risk was 2.2% for 1Q19, 3.3% for 4Q18 and 2.3% for 1Q18. Net of recoveries of charged-off assets our ratio was 2.0% for 1Q19, 3.1% for 4Q18 and 2.2% for 1Q18. The decrease in our cost of risk in the quarter was mainly driven by a decrease in the marginal provisions done in our bank’s CRDS, Electricaribe and SITP exposures in 1Q19 versus 4Q18.

(1) Grupo Aval's NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 5.5% for 1Q19 and 5.7% for 4Q18 and 1Q17.

13

 3. Non-Interest Income

Total non-interest income	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Income from commissions and fees
Banking fees(1)	944.0	1,082.4	1,028.0	-5.0%	8.9%
Trust activities	76.9	81.4	80.7	-0.9%	4.9%
Pension and severance fund management	253.6	254.5	255.5	0.4%	0.8%
Bonded warehouse services	37.3	41.4	41.0	-0.9%	9.9%
Total income from commissions and fees	1,311.8	1,459.7	1,405.2	-3.7%	7.1%
Expenses from commissions and fees	161.5	163.1	146.2	-10.3%	-9.5%
Net income from commissions and fees	1,150.3	1,296.6	1,259.0	-2.9%	9.5%

Income from sales of goods and services	1,376.7	2,829.0	1,923.5	-32.0%	39.7%
Costs and expenses from sales of goods and services	1,170.9	1,622.3	1,348.9	-16.8%	15.2%
Net income from sales of goods and services	205.8	1,206.8	574.5	-52.4%	179.1%

Net trading income	(90.3)	318.9	108.2	-66.1%	N.A
Net income from other financial instruments mandatory at FVTPL	52.0	28.6	53.7	87.8%	3.2%

Other income
Foreign exchange gains (losses), net	289.7	(87.9)	166.1	N.A	-42.7%
Net gain on sale of investments	(43.6)	15.1	5.9	-60.5%	-113.7%
Gain on the sale of non-current assets held for sale	2.3	5.6	6.0	7.1%	163.9%
Income from non-consolidated investments(2)	94.2	65.6	123.2	87.8%	30.8%
Net gains on asset valuations	8.2	27.3	4.6	-83.3%	-44.7%
Other income from operations	75.0	475.1	80.1	-83.1%	6.9%
Total other income	425.8	500.8	385.9	-22.9%	-9.4%

Total non-interest income	1,743.6	3,351.7	2,381.3	-29.0%	36.6%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net Income from commissions and fees increased by 9.5% to Ps 1,259.0 billion for 1Q19 versus 1Q18 and decreased 2.9% in the quarter. Income from commissions and fees increased by 7.1% to Ps 1,405.2 billion in 1Q19 versus 1Q18 and decreased 3.7% in the quarter. Excluding FX, net income from commissions increased 5.1% and decreased 2.4%, respectively. In Colombia, net income from commissions and fees increased by 6.8% over the last year and decreased 0.4% over the quarter. In Central America, net income from commissions and fees increased by 13.0% over the last year and decreased 5.9% over the quarter; excluding FX, net income increased by 3.1% over the last year and decreased 4.9% during the quarter.

3.2 Net income from sales of goods and services

Net income from sales of goods and services (non-financial sector) increased by 179.1% to Ps 574.5 billion for 1Q19 versus 1Q18 and decreased 52.4% during the quarter. The decrease in contribution during the quarter mainly reflects (i) the one-time contribution to P&L resulting from the beginning of a toll road in 4Q18 and (ii) slower construction advancement due to poor weather conditions among other.

14

3.3 Net trading income

Net trading income	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Trading investment income	12.9	33.5	183.2	N.A.	N.A.
Net income (loss) on financial derivatives	(152.1)	235.8	(82.3)	-134.9%	-45.9%
Other trading income on derivatives	48.8	49.6	7.2	-85.5%	-85.3%
Net trading income	(90.3)	318.9	108.2	-66.1%	N.A

Net trading income for Grupo Aval should be analyzed in conjunction with the foreign exchange gains (losses).

3.4 Other income

Total other income for 1Q19 totaled Ps 385.9 billion decreasing by 9.4% versus 1Q18 and 22.9% versus 4Q18. The yearly decrease was mainly driven by lower income from foreign exchange gains, net in Central America, in line with the appreciation of the Costa Rican Colón against the US Dollar. The quarterly decrease can be explained by the non-recurrent income from PP&E structure optimizations in Banco de Bogotá and Banco Popular during the last quarter of 2018.

4. Other expenses

Total other expenses for 1Q19 totaled Ps 2,286.5 billion increasing by 4.7% versus 1Q18 and decreasing 15.1% versus 4Q18. Our efficiency ratio measured as total other expenses to total income was 44.7% in 1Q19, 44.1% in 4Q18 and 49.5% in 1Q18. The ratio of annualized total other expenses as a percentage of average total assets was 3.5% in 1Q19, 4.3% in 4Q18 and 3.7% in 1Q18.

In Colombia, our efficiency ratio measured as total other expenses to total income, was 39.6% in 1Q19, 40.3% in 4Q18 and 46.3% in 1Q18. The ratio of annualized total other expenses as a percentage of average total assets was 3.1% in 1Q19, 3.9% in 4Q18 and 3.4% in 1Q18.

In Central America, our efficiency ratio measured as total other expenses to total income, was 56.0% in 1Q19, 53.4% in 4Q18 and 56.5% in 1Q18. The deterioration over the quarter was explained by lower FX gains as mentioned above. The ratio of annualized total other expenses as a percentage of average total assets was 4.6% in 1Q19, 5.1% in 4Q18 and 4.6% in 1Q18.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas and Corficolombiana), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Porvenir). For 1Q19, non-controlling interest in the income statement was Ps 593.8 billion, showing a 67.9% increase versus 1Q18 and a decrease of 24.8% versus 4Q18. The ratio of non-controlling interest to income before non-controlling interest was 43.8% in 1Q19, 48.2% in 4Q18 and 37.2% in 1Q18.

15

Information related to Grupo Aval’s consolidated financial statements by geography

	Grupo Aval Acciones y Valores S.A. - Colombian Operation
	Financial Statements Under Full IFRS
	Information in Ps. Billions
		1Q18	4Q18	1Q19
					1Q19 vs. 4Q18	1Q19 vs. 1Q18

	Gross loans and receivables	113,667.2	116,436.8	117,403.8	0.8%	3.3%

	Total assets	166,590.7	181,171.8	181,198.4	0.0%	8.8%

	Customer deposits	109,099.9	113,702.5	113,664.7	0.0%	4.2%

	Total liabilities	152,897.5	164,425.6	165,048.5	0.4%	7.9%

	Net income for the period	669.1	1,316.6	1,059.9	-19.5%	58.4%

	Net income attributable to owners of the parent	403.7	627.9	558.9	-11.0%	38.4%

			YTD 2018	YTD 2019
					2018 vs. 2017

	Net income for the period		669.1	1,059.9	58.4%

A	Net income attributable to owners of the parent		403.7	558.9	38.4%

	Leasing Bogotá Panamá S.A.(1)
	Financial Statements Under IFRS
	Information in Ps. Billions
		1Q18	4Q18	1Q19
					1Q19 vs. 4Q18	1Q19 vs. 1Q18

	Gross loans and receivables	43,370.5	52,809.8	51,042.6	-3.3%	17.7%

	Total assets	65,688.4	78,503.4	77,064.6	-1.8%	17.3%

	Customer deposits	42,671.7	50,656.9	49,590.4	-2.1%	16.2%

	Total liabilities	55,273.8	65,695.2	64,176.0	-2.3%	16.1%

	Net income for the period	282.3	324.2	296.8	-8.5%	5.1%

	Net income attributable to owners of the parent	194.0	222.8	204.0	-8.5%	5.1%

			YTD 2018	YTD 2019
					2018 vs. 2017

	Net income for the period		282.3	296.8	5.1%

B	Net income attributable to owners of the parent		194.0	204.0	5.1%

A+B	Net income attributable to owners of the parent		597.7	762.9	27.6%

 (1) Leasing Bogotá Panamá is the holding company that consolidates our Central American operations

16

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,660.0 billion (Ps 551.0 billion of bank debt and Ps 1,109.0 billion of bonds denominated in Colombian pesos) as of March 31st, 2019. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1.0 billion) bonds under its respective indentures. As of March 31st, 2019 the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 3,176.5 billion when translated into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 1,438.0 billion of total liquid assets, a total gross indebtedness of Ps 4,817.2 billion and a net indebtedness (including callable senior loans to subsidiaries) of Ps 3,379.3 billion as of March 31st, 2019. In addition to liquid assets, Grupo Aval Ltd. has Ps 1,414.4 billion in other loans to subsidiaries.

Total liquid assets as of March 31, 2019
Cash and cash equivalents	707.1
Fixed income investments	130.8
Callable Senior loans to subsidiaries	600.0
Total liquid assets	1,438.0

As of March 31st, 2019 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity) was 1.15x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Double leverage (1)	1.17x	1.15x	1.15x	0.00	-0.02
Net debt / Core earnings (2)(3)	2.6x	2.7x	2.8x	0.1	0.2
Net debt / Cash dividends (2)(3)	3.7x	3.6x	3.9x	0.4	0.3
Core Earnings / Interest Expense (2)	5.5x	5.3x	5.4x	0.1	-0.1

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

17

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x23422

E-mail: turibe@grupoaval.com

Alejo Sánchez García

Financial Planning and Investor Relations Manager

Tel: +571 241 9700 x23422

E-mail: asanchez@grupoaval.com

Nicolas Noreña Trujillo

Financial Planning and Investor Relations Junior Manager

Tel: +571 241 9700 x23422

E-mail: nnorena@grupoaval.com

Analysts:

Juan David González Aguilera

Karen Lorena Tabares Amado

18

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS
Information in Ps. Billions
Consolidated Statement of Financial Position	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18

Cash and cash equivalents	21,687.7	28,401.3	26,918.5	-5.2%	24.1%

Investment and trading assets
Debt securities	2,574.3	3,763.0	3,243.6	-13.8%	26.0%
Equity securities	2,407.5	2,672.6	3,266.3	22.2%	35.7%
Derivative assets	787.1	768.7	427.0	-44.4%	-45.7%
Trading assets	5,768.9	7,204.3	6,936.9	-3.7%	20.2%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	31.3	27.7	-11.2%	N.A
Investments in securities at FVOCI	19,507.1	20,026.4	21,724.5	8.5%	11.4%
Investments in debt securities at AC	2,826.4	2,972.5	3,006.6	1.1%	6.4%
Investment securities	22,333.5	23,030.2	24,758.9	7.5%	10.9%
Hedging derivatives assets	182.4	30.1	25.3	-16.0%	-86.1%

Loans and receivables
Commercial loans and leases	97,125.3	102,409.0	98,265.9	-4.0%	1.2%
Commercial loans and leases	91,124.8	94,773.8	93,805.1	-1.0%	2.9%
Interbank & overnight funds	6,000.5	7,635.2	4,460.7	-41.6%	-25.7%
Consumer loans and leases	49,675.0	55,455.1	55,607.6	0.3%	11.9%
Mortgages and housing leases	15,824.7	18,592.1	18,620.9	0.2%	17.7%
Microcredit loans and leases	413.2	425.7	412.8	-3.0%	-0.1%
Total loans and leases	163,038.2	176,881.8	172,907.1	-2.2%	6.1%
Loss allowance	(6,938.6)	(8,196.2)	(8,169.0)	-0.3%	17.7%
Total loans and receivables, net	156,099.6	168,685.7	164,738.1	-2.3%	5.5%

Other accounts receivable, net	6,764.4	9,300.6	9,644.2	3.7%	42.6%
Non-current assets held for sale	89.5	186.7	179.6	-3.8%	100.7%
Investments in associates and joint ventures	942.4	982.7	879.9	-10.5%	-6.6%

Own-use property, plant and equipment for own-use and given in operating lease, net	5,576.4	5,663.7	5,590.6	-1.3%	0.3%
Right-of-use assets	-	-	2,118.8	N.A	N.A
Investment properties	803.5	840.5	899.0	7.0%	11.9%
Biological assets	69.5	84.2	91.4	8.5%	31.5%
Tangible assets	6,449.4	6,588.5	8,699.8	32.0%	34.9%

Goodwill	6,581.3	7,318.6	7,200.8	-1.6%	9.4%
Concession arrangement rights	3,221.3	5,514.5	5,874.3	6.5%	82.4%
Other intangible assets	851.0	1,033.9	1,034.7	0.1%	21.6%
Intangible assets	10,653.5	13,867.0	14,109.9	1.8%	32.4%

Current	677.4	593.8	654.3	10.2%	-3.4%
Deferred	193.5	341.3	245.7	-28.0%	27.0%
Income tax assets	870.9	935.2	900.1	-3.8%	3.3%

Other assets	436.8	462.9	471.7	1.9%	8.0%
Total assets	232,279.0	259,675.2	258,263.0	-0.5%	11.2%

Trading liabilities	754.8	811.3	522.5	-35.6%	-30.8%
Hedging derivatives liabilities	33.8	195.5	85.1	-56.5%	151.6%

Customer deposits	151,771.6	164,359.5	163,255.1	-0.7%	7.6%
Checking accounts	34,507.3	39,702.9	37,743.2	-4.9%	9.4%
Time deposits	60,806.1	66,853.0	68,362.5	2.3%	12.4%
Savings deposits	55,927.8	57,221.4	56,637.0	-1.0%	1.3%
Other deposits	530.5	582.1	512.3	-12.0%	-3.4%
Financial obligations	44,793.4	51,212.0	52,034.9	1.6%	16.2%
Interbank borrowings and overnight funds	6,971.1	6,814.1	7,298.0	7.1%	4.7%
Borrowings from banks and others	16,279.8	20,610.8	21,347.8	3.6%	31.1%
Bonds issued	18,546.8	20,140.3	19,979.8	-0.8%	7.7%
Borrowings from development entities	2,995.8	3,646.8	3,409.3	-6.5%	13.8%
Total financial liabilities at amortized cost	196,565.0	215,571.4	215,290.0	-0.1%	9.5%

Legal related	163.8	125.9	125.2	-0.6%	-23.6%
Other provisions	568.4	569.4	604.0	6.1%	6.3%
Provisions	732.2	695.3	729.2	4.9%	-0.4%

Current	398.2	413.5	434.6	5.1%	9.1%
Deferred	1,816.1	2,160.9	2,345.4	8.5%	29.1%
Income tax liabilities	2,214.3	2,574.4	2,779.9	8.0%	25.5%
Employee benefits	1,232.4	1,264.9	1,262.2	-0.2%	2.4%
Other liabilities	6,638.8	9,008.0	8,555.7	-5.0%	28.9%
Total liabilities	208,171.3	230,120.8	229,224.5	-0.4%	10.1%

Equity attributable to owners of the parent	14,944.9	17,789.7	17,334.9	-2.6%	16.0%
Non-controlling interest	9,162.9	11,764.6	11,703.6	-0.5%	27.7%
Total equity	24,107.7	29,554.3	29,038.5	-1.7%	20.5%

Total liabilities and equity	232,279.0	259,675.2	258,263.0	-0.5%	11.2%

19

Consolidated Statement of Income	1Q18	4Q18	1Q19
				1Q19 vs. 4Q18	1Q19 vs. 1Q18
Interest income
Loan portfolio	4,289.4	4,441.3	4,398.9	-1.0%	2.6%
Interests on investments in debt securities	234.9	250.3	270.3	8.0%	15.1%
Total interest income	4,524.3	4,691.6	4,669.2	-0.5%	3.2%

Interest expense
Checking accounts	80.6	96.7	103.2	6.7%	28.1%
Time deposits	817.0	842.0	838.9	-0.4%	2.7%
Savings deposits	402.3	361.7	362.5	0.2%	-9.9%
Total interest expenses on deposits	1,299.9	1,300.4	1,304.7	0.3%	0.4%

Interbank borrowings and overnight funds	55.7	88.8	77.6	-12.6%	39.5%
Borrowings from banks and others	178.2	214.2	234.5	9.5%	31.6%
Bonds issued	290.4	294.9	287.5	-2.5%	-1.0%
Borrowings from development entities	36.8	36.3	35.4	-2.7%	-3.9%
Total interest expenses on financial obligations	561.0	634.2	635.0	0.1%	13.2%
Total interest expense	1,860.9	1,934.7	1,939.7	0.3%	4.2%
Net interest income	2,663.4	2,757.0	2,729.5	-1.0%	2.5%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	919.4	1,359.7	933.2	-31.4%	1.5%
Other financial assets	(50.6)	22.3	(22.9)	N.A	-54.8%
Recovery of charged-off financial assets	(66.1)	(81.7)	(77.2)	-5.5%	16.7%
Net impairment loss on financial assets	802.6	1,300.4	833.1	-35.9%	3.8%
Net interest income, after impairment losses	1,860.8	1,456.6	1,896.4	30.2%	1.9%

Income from commissions and fees
Banking fees(1)	944.0	1,082.4	1,028.0	-5.0%	8.9%
Trust activities	76.9	81.4	80.7	-0.9%	4.9%
Pension and severance fund management	253.6	254.5	255.5	0.4%	0.8%
Bonded warehouse services	37.3	41.4	41.0	-0.9%	9.9%
Total income from commissions and fees	1,311.8	1,459.7	1,405.2	-3.7%	7.1%
Expenses from commissions and fees	161.5	163.1	146.2	-10.3%	-9.5%
Net income from commissions and fees	1,150.3	1,296.6	1,259.0	-2.9%	9.5%

Income from sales of goods and services	1,376.7	2,829.0	1,923.5	-32.0%	39.7%
Costs and expenses from sales of goods and services	1,170.9	1,622.3	1,348.9	-16.8%	15.2%
Net income from sales of goods and services	205.8	1,206.8	574.5	-52.4%	179.1%

Net trading income	(90.3)	318.9	108.2	-66.1%	N.A
Net income from other financial instruments mandatory at FVTPL	52.0	28.6	53.7	87.8%	3.2%

Other income
Foreign exchange gains (losses), net	289.7	(87.9)	166.1	N.A	-42.7%
Net gain on sale of investments	(43.6)	15.1	5.9	-60.5%	-113.7%
Gain on the sale of non-current assets held for sale	2.3	5.6	6.0	7.1%	163.9%
Income from non-consolidated investments(2)	94.2	65.6	123.2	87.8%	30.8%
Net gains on asset valuations	8.2	27.3	4.6	-83.3%	-44.7%
Other income from operations	75.0	475.1	80.1	-83.1%	6.9%
Total other income	425.8	500.8	385.9	-22.9%	-9.4%

Other expenses
Loss on the sale of non-current assets held for sale	0.2	2.4	1.6	-35.3%	N.A.
Personnel expenses	924.1	1,046.2	965.2	-7.7%	4.4%
General and administrative expenses	1,094.8	1,306.6	1,086.5	-16.8%	-0.8%
Depreciation and amortization	131.7	141.6	207.9	46.8%	57.9%
Impairment loss on other assets	5.9	148.6	3.8	-97.5%	-36.5%
Other operating expenses	26.2	48.2	21.5	-55.5%	-18.0%
Total other expenses	2,182.9	2,693.6	2,286.5	-15.1%	4.7%

Net income before income tax expense	1,421.5	2,114.7	1,991.2	-5.8%	40.1%
Income tax expense	470.1	473.9	634.6	33.9%	35.0%
Net income for the period	951.3	1,640.8	1,356.6	-17.3%	42.6%

Net income for the period attibutable to:

Non-controlling interest	353.6	790.1	593.8	-24.8%	67.9%

Net income attributable to owners of the parent	597.7	850.7	762.9	-10.3%	27.6%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

20

Item 2

1 IFRS 1Q19 Consolidated Earnings Results

2 Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers ( Registro Nacional de Valores y Emisores ) and the United States Securities and Exchange Commission (“SEC”) . As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente , Banco Popular and Banco AV Villas), Porvenir and Corficolombiana , are subject to inspection and supervision as financial institutions by the Superintendency of Finance . Grupo Aval is now also subject to the inspection and supervision of the Superintendency of Finance as a result of Law 1870 of 2017 , also known as Law of Financial Conglomerates, which came in effect on February 6 , 2019 . Grupo Aval, as the holding company of its financial conglomerate is responsible for the compliance with capital adequacy requirements, corporate governance standards, risk management and internal control and criteria for identifying, managing and revealing conflicts of interest, applicable to its financial conglomerate . The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - GAAP measures such as ROAA and ROAE, among others, are explained when required in this report . Grupo Aval has adopted IFRS 16 retrospectively from January 1 , 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard . The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening Condensed Consolidated Statement of Financial Position on January 1 , 2019 . Consequently, quarterly results for 2019 are not fully comparable to previous periods . IFRS 16 introduced a single, on - balance sheet accounting model for lessees . As a result, Grupo Aval, as a lessee, has recognized right - of - use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments . Lessor accounting remains similar to previous accounting policies . Assets and liabilities arising from a lease are initially measured on a present value basis . The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions .

3 Attributable Net Income increased by 28 % in 1 Q 2019 versus 1 Q 2018 . This increase resulted principally from : • An increase in net interest income (including net trading income from investment securities) of 8 . 8 % in the same period • An increase in Net Interest Margin ( 5 . 7 % for 1 Q 2019 vs 5 . 6 % for 4 Q 2018 and 1 Q 2018 ) • An improvement in Cost of Risk (to 2 . 0 % from 2 . 2 % in 1 Q 2019 and 3 . 1 % in 4 Q 2018 ), supported in improving consumer loan vintages • An increase in net fee income of 9 . 5 % versus 1 Q 2018 thanks to a strong performance in banking fees, sustained income from our pension fund business and a decline in fee expense • Continued strong performance from our Non - Financial sector investments (“Net income from sales of goods and services” under IFRS) which, at Ps . 575 billion for the quarter, represented an increase 2 . 8 x versus the comparative result in 1 Q 2018 . During 4 Q 2018 this number reflected a one - time contribution to P&L as a result of the beginning of a toll road ; in contrast, during 1 Q 2019 construction slowed down due to poor weather conditions • Other expenses continue to show Grupo Aval ǲ s focus on cost improvements ; despite the effect of IFRS 16 , total other expenses grew at 4 . 7 % versus 1 Q 2018 • Total Assets grew by 11 . 2 % and Gross Loans by 7 . 3 % when compared to 1 Q 2018 • The Deposit to Loan ratio (at 0 . 99 x), the liquidity position (at 16 . 5% ), and the Tangible Equity Ratio ( 8 . 3% ) as of March 31 , 2019 complement the strength of Grupo Aval’s balance sheet ROAE was 17 . 4 % and ROAA was 2 . 1 % for the quarter Consolidated key results for the quarter Gross loans e xcludes interbank and overnight funds. Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibl es. PDLs 90+ defined as loans more than 90 days past due. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average inter es t - earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fee s, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income (excluding others). Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from o the r financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non - significant figures. COP $tn 1Q18 4Q18 1Q19 1Q19 vs 1Q18 1Q19 vs 4Q18 Gross Loans $ 157.0 $ 169.2 $ 168.4 7.3% -0.5% Deposits $ 151.8 $ 164.4 $ 163.3 7.6% -0.7% Deposits/Net Loans 0.97 x 0.97 x 0.99 x 0.02 x 0.02 x Tangible Equity Ratio 7.4% 8.4% 8.3% 90 bps (12) bps PDLs 90+/Total loans 2.9% 3.1% 3.1% 19 bps (1) bps Cost of risk 2.2% 3.1% 2.0% (13) bps (106) bps Net interest margin 5.6% 5.6% 5.7% 9 bps 11 bps Fee income Ratio 26.6% 23.0% 25.0% (153) bps 201 bps Efficiency Ratio 49.5% 44.1% 44.7% (480) bps 64 bps Attributable net income $ 0.60 $ 0.85 $ 0.76 27.6% -10.3% ROAA 1.6% 2.6% 2.1% 47 bps (52) bps ROAE 15.3% 19.6% 17.4% 206 bps (225) bps Balance Sheet Loan Quality Profitability

4 Key results per region for the quarter 70% of Assets 30% of Assets COP $ tn (1) Central America refers to Leasing Bogotá Panamá (LBP) operation expressed in Colombian Pesos, at the exchange rate of each period . (2) Attributable net income for Grupo Aval of Ps 762 . 9 bn for 1 Q 19 corresponds to the Ps 558 . 9 bn of our Colombian operation plus Ps 296 . 8 bn of our Central American operation multiplied by 68 . 7% , our stake in Banco de Bogotá . Gross loans e xcludes interbank and overnight funds . Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and other Intangibles . PDLs 90 + defined as loans more than 90 days past due . Net Interest Margin includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest - earning assets . Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income (excluding others) . Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . ROAA is calculated as annualized Net Income divided by average of total assets . ROA E is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity . NS refers to non - significant figures . Equity for Central America is calculated as LBP multiplied by our 68 . 7 % stake in the company . Equity for Colombia is calculated as the difference between our consolidated attributable equity and the equity in Central America . Colombia Central America (1) (2) 1Q18 4Q18 1Q19 1Q19 vs 1Q18 1Q19 vs 4Q18 1Q18 4Q18 1Q19 1Q19 vs 1Q18 1Q19 vs 4Q18 Gross Loans $ 113.7 $ 116.4 $ 117.4 3.3% 0.8% $ 43.4 $ 52.8 $ 51.0 17.7% -3.3% Deposits $ 109.1 $ 113.7 $ 113.7 4.2% 0.0% $ 42.7 $ 50.7 $ 49.6 16.2% -2.1% Deposits/Net Loans 0.98 x 0.99 x 1.01 x 0.02 x 0.02 x 0.95 x 0.95 x 0.96 x 0.01 x NS Tangible Equity Ratio 6.6% 7.7% 7.3% 75 bps (34) bps 9.7% 10.3% 10.8% 111 bps 47 bps YTD 2018 PDLs 90+/Total loans 3.5% 3.8% 3.7% 22 bps (10) bps 1.1% 1.3% 1.5% 34 bps 12 bps Cost of risk 2.3% 3.2% 1.9% (35) bps (128) bps 1.8% 2.8% 2.2% 40 bps (56) bps Net interest margin 5.4% 5.2% 5.4% (4) bps 23 bps 6.1% 6.7% 6.4% 37 bps (22) bps Fee income Ratio 22.1% 18.1% 20.2% (193) bps 207 bps 36.2% 33.8% 35.7% (42) bps 191 bps Efficiency Ratio 46.3% 40.3% 39.6% (672) bps (63) bps 56.5% 53.4% 56.0% (45) bps 262 bps Attributable net income $ 0.40 $ 0.63 $ 0.56 38.4% -11.0% $ 0.19 $ 0.22 $ 0.20 5.1% -8.5% ROAA 1.6% 3.0% 2.3% 73 bps (64) bps 1.7% 1.8% 1.5% (14) bps (23) bps ROAE 19.8% 28.0% 25.6% 575 bps (239) bps 10.4% 10.6% 9.2% (114) bps (141) bps Balance Sheet Loan Quality Profitability

5 1.0 2.0 3.0 4.0 5.0 6.0 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 2019E 2020E 3.2 3.3 GDP Growth Expectations (%) Source: Bloomberg Consensus Inflation Expectations (%) Macroeconomic context – Colombia (1/3) Source: Bloomberg Consensus 2.0 2.5 3.0 3.5 4.0 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 2019E 2020E 3.2 3.2 Inflation (%) Source: Banco de la República de Colombia Apr - 19: 3.25% 2.4% 2.2% 1.9% 2.8% 3.7% 4.4% 6.8% 8.6% 5.8% 4.0% 4.1% 3.2% 3.2% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Inflación 12 meses Límite inferior Límite superior 6.2 4.8 2.4 2.4 3.2 4.3 5.3 5.4 5.2 4.0 4.3 5.3 3.2 3.1 3.3 2.3 2.7 2.0 1.7 1.9 0.8 1.8 1.6 1.3 2.6 2.4 2.6 2.7 2.3 I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV 2012 2013 2014 2015 2016 2017 2018 2019 3.9 4.6 4.7 3.0 2.1 1.4 2.6 - GDP Growth (%) Source: DANE. Seasonally - adjusted , constant prices (2015) GDP.

6 0% 3% 5% 8% 10% 4T12 2T13 4T13 2T14 4T14 2T15 4T15 2T16 4T16 2T17 4T17 2T18 4T18 Apr-19 Crecimiento real PIB Inflación Tasa de intervención Banrep 4.25% 3.25% 2.3% Central Bank’s Monetary Policy Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan areas *Last twelve month average from April 2018 to March 2019 Source : Banco de la República de Colombia. (1) End of period DTF rate (2) End of period 3 - month interbank (IBR) rate Source: Banco de la República de Colombia and DANE. GDP as of December 2018. GDP Seasonally - adjusted, constant prices (2015 basis) Macroeconomic context – Colombia (2/3) Unemployment (%) 10.4% 9.6% 9.1% 8.9% 9.2% 9.4% 9.7% 10.0% 11.2% 10.6% 9.9% 9.8% 10.0% 10.6% 10.8% 11.0% 2012 2013 2014 2015 2016 2017 2018 Mar-19 Average national unemployment Average urban unemployment 2014: 4.7% 2015: 3.0% 2016: 2.1% 2013: 4.6% 2012: 3.9% FY GDP 2017: 1.4% 2018: 2.6% 2% 4% 6% 8% Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18 Colombian Central Bank's Interest rate (EoP) DTF(1) IBR(2) 4.52% 4.25% 4.13% May - 19

7 (2.4) (3.0) (4.0) (3.6) (3.1) (2.7) (2.3) (1.8) (1.4) (1.2) (1.0) (1.0) (1.0) (1.0) (2.4) (2.2) (1.8) (1.5) (1.3) (1.2) (1.1) (1.1) (1.0) 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Real fiscal deficit Projected fiscal deficit (Mar - 2019) Projected fiscal deficit (Apr - 2018) Source : Banco de la República de Colombia. Macroeconomic context – Colombia (3/3) Source: Ministry of Finance. Projections start in 2019. (2.7%) (4.4%) (8.0%) (6.0%) (4.0%) (2.0%) 0.0% 2.0% 4.0% Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Trade balance Current Account Deficit Current Account (% GDP, quarterly) Real and Projected Fiscal Deficit - Fiscal Rule (% of GDP) Oil Exports/Total Exports Colombian Peso Exchange Rate x x x 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 End of Period 2,392.5 2,598.4 2,598.7 3,086.8 3,149.5 3,000.6 2,919.0 2,880.1 3,000.7 2,885.6 3,050.4 2,936.7 2,984.0 2,780.5 2,930.8 2,972.2 3,249.8 3,174.8 Quarter Average 2,173.0 2,470.2 2,496.4 2,938.9 3,061.7 3,263.5 2,993.0 2,949.0 3,016.1 2,924.3 2,920.3 2,974.6 2,985.9 2,860.3 2,839.0 2,961.0 3,161.0 3,134.6 Yearly Average 2,000.7 2,000 2,200 2,400 2,600 2,800 3,000 3,200 3,400 2,746.47 3,053.42 2,951.15 2,956.55 3,134.6 1Q19 vs. 1Q18 1Q19 vs. 4Q18 14.2% (2.3%) 9.6% (0.8%) 2017 2018 (1.5%) (1.6%) (3.3%) (3.8%) 2014: 52.8% 2015: 40.4% 2016: 34.0% 2017: 34.8% 2018: 40.1%

8 Macroeconomic context – Central America Growth Outlook – Real GDP Inflation per Country Central Banks’ Interest Rates Source: Bloomberg CR : Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panamá Source: For year 2018, Central Banks, INEC Panamá, US Bureau of Economic Analysis. For expected year 2019, IMF WEO Apr - 19; (*) Aggregate growth of all the Central American countries Source : SECMCA Source : SECMCA. CR: Costa Rica, ES: El Salvador, GU: Guatemala, HO: Honduras, NI: Nicaragua, PA: Panama . Central America’s inflation as of March 2018. (2.0%) (1.0%) 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 CR ES GU HO NI PA Cenam 5.8% 4.9% 4.8% 3.1% 2.1% 0.8% (0.1%) 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 CR GU HO 5.75% 5.00% 2.75% 90.0 100.0 110.0 Dec-17 Feb-18 Apr-18 Jun-18 Aug-18 Oct-18 Dec-18 Feb-19 Apr-19 Colón Quetzal Lempira Córdoba TRM 110.5 104.0 107.6 104.4 103.4 Regional Exchange rates 2.8% 3.6% 2.6% 6.7% 2.6% 2.4% - 5.8% 3.2% 6.0% 3.5% 3.4% 2.9% 2.5% - 5.0% Central America* Panama Guatemala Honduras Costa Rica El Salvador Nicaragua 2018 2019E

9 67.2% 10.3% 1.8% Net loans and leases Fixed income investments Unconsolidated equity investments Other 67.2% 10.3% 1.8% 20.6% 1Q18 63.8% 10.4% 2.1% 23.8% 1Q19 Colombian operations , 71.7% Foreign (1) , 28.3% Colombian operations , 69.8% Foreign (1) , 30.2% Colombian operations , 70.2% Foreign (1) , 29.8% 65.0% 9.9% 1.8% 23.3% 4Q18 Assets Assets Breakdown Total Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. (2) Net loans and leases include interbank and overnight funds. 232.3 259.7 258.3 1Q18 4Q18 1Q19 1Q19 / 1Q18 = 11.2% 1Q19 / 4Q18 = - 0.5% 1Q19 / 1Q18 = 6.9% 1Q19 / 4Q18 = 0.2% Growth excl. FX movement of Central American Operations (2)

10 157.0 169.2 168.4 1Q18 4Q18 1Q19 1Q19 / 1Q18 = 7.3% 1Q19 / 4Q18 = - 0.5% 1Q19 / 1Q18 = 3.2% 1Q19 / 4Q18 = 0.2% Growth excl. FX movement of Central American Operations 58.0% 56.0% 55.7% 31.6% 32.8% 33.0% 10.1% 11.0% 11.1% 0.3% 0.3% 0.2% Commercial Consumer Mortgages Microcredit 2.9% 11.9% 17.7% - 0.1% 0.1% 7.0% 9.0% - 0.1% 1Q19 / 1Q18 1Q18 4Q18 1Q19 1Q19 / 4Q18 - 1.0% 0.3% 0.2% - 3.0% - 0.5% 1.1% 1.5% - 3.0% Loans and receivables Gross loans Gross loans Breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds % Growth excluding FX movement of Central American Operations

11 2.33% 3.29% 2.21% 2.16% 3.09% 2.03% 1Q18 4Q18 1Q19 Impairment loss / Average loans Impairment loss (net of recoveries of charged-off assets) / Average loans Loan portfolio quality Charge offs / Average NPLs Impairment loss / Average loans Impairment loss , net / Average loans Cost of Risk 4.25% 4.25% 4.41% 2.86% 3.07% 3.05% 1Q18 4Q18 1Q19 30 days PDLs / Total loans 90 days PDLs / Total loans 0.65x 0.70x 0.80x 1Q18 4Q18 1Q19 4.42% 1.55x 1.58x 1.59x 1.04x 1.14x 1.10x 1Q18 4Q18 1Q19 Allowances / 90+ PDLs Allowance / 30+ PDLs 4.84% 4.85% Allowance / Gross loans

12 Loan portfolio quality 1Q18 4Q18 1Q19 1Q18 4Q18 1Q19 Commercial 3.59% 3.88% 4.04% 2.97% 3.42% 3.41% Consumer 5.41% 4.83% 4.89% 2.82% 2.66% 2.60% Mortgages 4.10% 4.13% 4.58% 2.14% 2.25% 2.44% Microcredit 15.43% 16.52% 16.16% 11.02% 12.30% 11.89% Total loans 4.25% 4.25% 4.41% 2.86% 3.07% 3.05% 30 days past due loans (1) 90 days past due loans (2) (1) Past Due Loans + 30 / Total Loans including interest accounts receivable (2) Past Due Loans + 90 / Total Loans including interest accounts receivable Figures in Ps. Billions 30 days past due formation 90 days past due formation 1Q18 2Q18 3Q18 4Q18 1Q19 Initial PDLs 6,195 6,675 6,975 7,229 7,195 New PDLs 1,205 1,067 1,005 872 1,264 Charge-offs (726) (767) (751) (905) (1,034) Final PDLs 6,675 6,975 7,229 7,195 7,426 1Q18 2Q18 3Q18 4Q18 1Q19 4,382 4,491 4,960 5,166 5,188 835 1,236 957 927 988 (726) (767) (751) (905) (1,034) 4,491 4,960 5,166 5,188 5,143

13 Funding Figures in Ps. Trillions 1Q18 4Q18 1Q19 Others 0.3% 0.4% 0.3% Time deposits 40.1% 40.7% 41.9% Checking accounts 22.7% 24.2% 23.1% Savings accounts 36.8% 34.8% 34.7% Total deposits 1Q19 / 1Q18 = 7.6% 1Q19 / 4Q18 = - 0.7% 151.8 164.4 163.3 Deposit composition 1Q19 / 1Q18 = 3.4% 1Q19 / 4Q18 = 0.0% Growth excl. FX movement of Central American Operations 1Q18 4Q18 1Q19 Interbank borrowings 3.5% 3.2% 3.4% Bonds issued 9.4% 9.3% 9.3% Banks and others 9.8% 11.3% 11.5% Deposits 77.2% 76.2% 75.8% Total funding 196.6 215.6 215.3 Funding composition 1Q19 / 1Q18 = 9.5% 1Q19 / 4Q18 = - 0.1% 1Q19 / 1Q18 = 5.4% 1Q19 / 4Q18 = 0.6% Growth excl. FX movement of Central American Operations 0.97x 0.97x 0.99x 1Q18 4Q18 1Q19 Deposits / Net loans (%) 14.3% 17.3% 16.5% 1Q18 4Q18 1Q19 Cash / Deposits (%)

14 Capital Attributable Shareholders Equity Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) 1Q18 4Q18 1Q19 Minority interest 9.2 11.8 11.7 Attributable equity 14.9 17.8 17.3 1Q19 / 1Q18 = 20.5% 1Q19 / 4Q18 = - 1.7% 24.1 29.6 29.0 14.9 17.8 17.3 1Q18 4Q18 1Q19 Attributable shareholders equity 1Q19 / 4Q18 = - 2.6% 1Q19 / 1Q18 = 16.0% Total equity / Assets Tangible capital ratio (1) 10.4% 11.4% 11.2% 7.4% 8.4% 8.3% (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus G ood will and other Intangibles. 1Q184Q181Q19 1Q184Q181Q19 1Q184Q181Q19 1Q184Q181Q19 Primary capital (Tier 1) 9.0 8.9 9.6 10.5 10.2 10.3 8.5 7.7 9.8 11.0 9.9 9.8 Solvency Ratio 12.8 13.5 13.0 13.1 12.6 12.5 10.1 10.1 11.2 12.0 10.5 10.0

15 6.72% 6.64% 6.35% 1Q18 4Q18 1Q19 10.62% 10.52% 10.15% Avg. Yield on loans NIM – Net Interest Margin Net Interest Margin (1) Loans Interest Margin (2) Net Investments Margin (3) 1Q18 4Q18 1Q19 1Q19 / 1Q18 1Q19 / 4Q18 2.7 2.8 2.9 8.8% 4.4% Net interest income(1) (trillions) (1) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities hel d for trading through profit or loss divided by total average interest - earning assets. NIM without income from investment securities held for trading through profit or loss was 5.5% for 1Q19, 5.7% for 4Q18 and 5. 7% for 1Q18. (2) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (3) Net Investments Margin: Net Interest income on fixed income securities, net trading income from equity and fixed income inves tme nt securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds. 5.62% 5.60% 5.71% 1Q18 4Q18 1Q19 3.76% 3.72% 3.61% Cost of funds 0.26% 0.50% 2.63% 1Q18 4Q18 1Q19 4.17% 4.38% 6.43% Avg. Yield on fixed income and interbank & overnight funds

Fees and other operating income

Figures in Ps. Billions

Gross fee income


1Q19/1Q18=7.1%
1Q19/4Q18=-3.7%
1Q19/1Q18 = 3.2%
1Q19/4Q18 = -3.3%
1,311.8
1,459.7
1,405.2
1Q19/1Q18
1Q19/4Q18
2.8%
19.3%
5.9%
72.0%
2.8%
17.4%
5.6%
74.2%
2.9%
18.2%
5.7%
73.2%
9.9%
-0.9%
0.8%
0.4%
4.9%
-0.9%
8.9%
-5.0%
1Q18
4Q18
1Q19
Banking fees
Trust activities
Pension fees
Other

Growth excluding FX movement of Central American Operations

Non-financial sector[1]

	1Q18	4Q18	1Q19
Energy & gas	162	114	140
Infrastructure	77	1,178	504
Hotels	9	13	9
Agribusiness	3	-10	1
Other [2]	-46	-89	-79
Total	**206**	**1,207**	**575**

(1) Net income from sales of goods and services
(2) Reflects net NFS from Ventas y Servicios, Megalinea and Gestión y Contacto call-centers and other subsidiaries

Other operating income

	1Q18	4Q18	1Q19
Foreign exchange gains (losses), net	290	-88	166
Net income (loss) on financial derivatives	-152	236	-82
Other trading income on derivatives	49	50	7
Derivatives and foreign exchange gains (losses), net (1)	186	198	91
Gains on valuation of assets	8	27	5
Net income from other financial instruments mandatory at FVTPL	52	29	54
Net gain on sale of investments	-44	15	6
Gain on the sale of non-current assets held for sale	2	6	6
Income from non-consolidated investments (2)	94	66	123
Other income from operations	75	475	80
Total other income from operations	**375**	**815**	**365**

(1) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

16

Grupo AVAL

17 Efficiency ratios Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income . Cost to income (1) Cost to assets (2) Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets . 49.5% 44.1% 44.7% 1Q18 4Q18 1Q19 FY17 FY18 3.7% 4.3% 3.5% 1Q18 4Q18 1Q19 FY17 FY18 (1) Cost to income as previously reported would have been 46 . 6% , 41 . 8 % and 40 . 8 % for 1 Q 18 , 4 Q 18 and 1 Q 19 , respectively . (2) Cost to assets as previously reported would have been 3 . 4% , 3 . 8 % and 3 . 2 % for 1 Q 18 , 4 Q 18 and 1 Q 19 , respectively .

18 597.7 850.7 762.9 1Q18 4Q18 1Q19 Net income attributable to controlling interest $26.8 $38.2 $34.2 EPS $29.0 Profitability (1) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (2) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity. Figures in Ps. Billions 1.6% 2.6% 2.1% 1Q18 4Q18 1Q19 ROAA (1) 2.0% 15.3% 19.6% 17.4% 1Q18 4Q18 1Q19 ROAE (2) 19.6%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2019

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel